April 24, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 44 Ameriprise Stock Market Certificate File No.: 33-22503

Dear Ms. O’Neal-Johnson:

Transmitted for filing electronically is Post-Effective Amendment No. 44 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2015. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.

Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-7981.

Thank you.

/s/ Tara W. Tilbury
Tara W. Tilbury
Vice President and Chief Counsel
Ameriprise Financial

April 24, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 44 Ameriprise Stock Market Certificate File No.: 33-22503

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2015.

Sincerely,

/s/ Abu M. Arif
Abu M. Arif
Senior Vice President AWM Business Development and General Manager Banking & Cash Solutions
Ameriprise Financial Services, Inc.